INVESTMENT ADVISORY AND SERVICE AGREEMENT
          THIS AGREEMENT, dated and effective as of the 1st day of March, 1995 is made and entered into by and between CAPITAL INCOME BUILDER, INC., a Maryland corporation, (hereinafter called the "Fund"), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation, (hereinafter called the "Investment Adviser").
                              W I T N E S S E T H
          The Fund is an open-end non-diversified investment company of the management type, registered under the Investment Company Act of 1940 (the "1940 Act"). The Investment Adviser is registered under the Investment Advisers Act of 1940 and is engaged in the business of providing investment advisory and related services to the Fund and to other investment companies.
          NOW THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:
          1. The Investment Adviser shall determine what securities and other assets shall be purchased or sold by the Fund.
          2. The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Fund, including the daily determination of net asset value and offering price per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Fund. The Investment Adviser shall also, at its expense, provide the Fund with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Fund.
          3. The Fund shall pay all its expenses not assumed by the Investment Adviser as provided herein. Such expenses shall include, but shall not be limited to, custodian, registrar, stock transfer and dividend disbursing fees and expenses; distribution expenses pursuant to a plan under Rule 12b-1 of the 1940 Act; costs of the designing and of printing and mailing to its shareholders reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance, sale, redemption, or repurchase of shares of the Fund (including registration and qualification expenses); legal and auditing fees and expenses; compensation, fees, and expenses paid to directors; association dues; and costs of stationery and forms prepared exclusively for the Fund.
          4. The Fund shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month, a fee calculated at the annual rates of:
     (a) 0.24% of the first $1 billion of the Fund's net assets, plus 0.20% of the Fund's net assets from $1 billion to $2 billion, plus 0.18% of the Fund's net assets from $2 billion to $3 billion, plus 0.165% of the Fund's net assets from $3 billion to $5 billion, plus 0.155% of the Fund's net assets from $5 billion to $8 billion, plus 0.15% of the Fund's net assets in excess of $8 billion, plus
     (b) 3% of the Fund's annual gross investment income
Such fee shall be computed and accrued daily at one three-hundreth-sixty-fifth (1/365th) of the applicable rates set forth above.
                  For the purposes hereof, the net assets of the Fund shall be determined in the manner set forth in the Articles of Incorporation and Prospectus of the Fund. The Fund's gross investment income shall be calculated in accordance with generally accepted accounting principals and the Fund shall not be required to amortize the premiums on bonds. The advisory fee shall be payable for the period commencing on the date on which operations of the Fund begin and ending on the date of termination hereof and shall be prorated for any fraction of a month at the termination of such period.
          5. The Investment Adviser agrees that in the event the expenses of the Fund (with the exclusion of interest, taxes, brokerage costs, distribution expenses pursuant to a plan under Rule 12b-1 and extraordinary expenses such as litigation and acquisitions) for any fiscal year ending on a date on which this Investment Advisory and Service Agreement is in effect, exceed the expense limitations, if any, applicable to the Fund pursuant to state securities laws or any regulations thereunder, it will reduce its fee by the extent of such excess and, if required pursuant to any such laws or regulations, will reimburse the Fund in the amount of such excess.
          6. This agreement may be terminated at any time, without payment of any penalty, by the Board of Directors of the Fund or by vote of a majority (within the meaning of the Investment Company Act of l940) of the outstanding voting securities of the Fund, on sixty (60) days' written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund. Unless sooner terminated in accordance with this provision, this agreement shall continue until October 31, 1995. It may thereafter be renewed from year to year by mutual consent; provided that such renewal shall be specifically approved at least annually by the Board of Directors of the Fund, or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund. In either event, it must be approved by a majority of those directors who are not parties to such agreement nor interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. Such mutual consent to renewal shall not be deemed to have been given unless evidenced by writing signed by both parties.
          7. This agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith. The term "assignment" shall have the meaning defined in the 1940 Act.
          8. Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such business or in other related or unrelated businesses.
          9. The Investment Adviser shall not be liable to the Fund or its stockholders for any error of judgment, act, or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.
          IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their duly authorized officers.
CAPITAL INCOME BUILDER, INC. CAPITAL RESEARCH AND MANAGEMENT COMPANY
By /s/ Jon B. Lovelace         By /s/ James W. Ratzlaff
     Jon B. Lovelace,          James W. Ratzlaff,
     Chairman of the Board     Vice Chairman of the Board
By /s/ Vincent P. Corti         By /s/ Paul G. Haaga, Jr.
     Vincent P. Corti,          Paul G. Haaga, Jr.
     Secretary                  Senior Vice President